GOOD OMEN BOTTLING, LLC, DBA WILD TONIC

Years Ended December 31, 2023 and 2022
With Independent Accountant's Review Report

GOOD OMEN BOTTLING, LLC, DBA WILD TONIC

Financial Statements
Years Ended December 31, 2023 and 2022

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
GOOD OMEN BOTTLING, LLC, DBA WILD TONIC

I have reviewed the accompanying financial statements of GOOD OMEN BOTTLING, LLC,DBA WILD TONIC, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in Members capital, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA



Philadelphia, Pennsylvania
Monday, March 11, 2024

GOOD OMEN BOTTLING, LLC, DBA WILD TONIC

Balance sheet (Unaudited)

Assets		As on December 31, 2023		2022
Current assets:				
Cash and cash equivalents		48,404	$	15,488
Accounts Receivable (Net of allowance)		133,131	$	318,068
Inventory in Hand (Net of reserve)		817,241	$	1,580,375
Prepaid and Other		69,671	$	236,402
Total current assets	$	**1,068,446**	$	**2,150,333**
Non Current Asset				
Fixed assets:				
Machinery and Equipment		4,052,120		4,052,120
Building Improvements		2,274,467		2,274,467
Computer and Software		137,376		137,376
Vehicles and Mobile Equipments		127,807		127,807
Lease Asset - (Right to Use)		52,198		52,198
Total	$	**6,643,968**	$	**6,643,968**
Less : Accumulated Depreciation/Amortization		(6,432,808)		(6,190,595)
Net Property, Plant and Equipment	$	**211,160**	$	**453,373**
Other Non Current Asset				
Security Deposit		9,000		9,000
Total Assets	$	**1,288,606**	$	**2,612,706**
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts Payable		730,223		701,764
Credit Card Payable		177,870		84,555
Accrued Payroll & Expenses		33,952		195,365
Current Portion of Long-Term Liabilities		210,975		67,704
Total current liabilities	$	**1,153,020**	$	**1,049,388**
Long-term liabilities				
Notes Payable to Managing Member		1,305,027		741,663
Convertible Notes Payable		3,379,718		3,284,468
Capital Leases & Financing Loans		153,062		232,166
SBA Loan		517,939		520,447
Celtic Capital Loan		718,890		-
Less: Current Portion of Long-Term Liabilities		(210,975)		(67,704)
Total long-term liabilities	$	**5,863,661**	$	**4,711,040**
Total Liabilities	$	**7,016,681**	$	**5,760,428**
Members' Equity (Deficit)				
Majority Member	$	34,227,087	$	34,227,087
Minority Member	$	500,000	$	-
Retained Losses	$	(37,374,808)	$	(33,826,143)
Profit/(Loss) for the Year	$	(3,080,354)	$	(3,548,665)
Total Members Capital	$	**(5,728,075)**	$	**(3,147,721)**
Total liabilities and stockholders' Fund	$	**1,288,606**	$	**2,612,706**

See Independent Accountant's Review Report

GOOD OMEN BOTTLING, LLC, DBA WILD TONIC

Statement of Operation (Unaudited)

	For the year Ended	
	2023	**2022**
Revenue		
Gross Sales	3,983,877	$ 4,979,117
Less: Discounts and Allowances	(1,238,708)	$ (1,452,172)
Excise Tax	(2,473)	$ (7,280)
Net Revenue	**$ 2,742,696**	**$ 3,519,664**
Costs of Goods Sold	3,914,700	4,153,205
Gross Profit	**$ (1,172,004)**	**$ (633,541)**
Operating Expenses:		
Rent, Insurance, & Utilities	160,025	146,655
Professional Services	133,609	302,818
Office Supplies and Other	91,612	128,470
Payroll Expenses	435,581	1,098,380
Marketing & Tradeshows	321,910	876,896
Broker Commissions & Consulting Services	231,929	335,755
Bad Debt Expense	35,000	22,397
Taxes and Licenses	52,737	82,754
Depreciation Expense	242,213	493,026
Total operating expenses	$ 1,704,615	$ 3,487,151
Operating Profit	**$ (2,876,619)**	**$ (4,120,692)**
Other Income/(expense)		
Interest and Other Income	36,525	703,446
Finance and Interest expense	(240,260)	(131,419)
Net Profit	**$ (3,080,354)**	**$ (3,548,665)**

See Independent Accountant's Review Report

GOOD OMEN BOTTLING, LLC, DBA WILD TONIC

Property and Equipment (Unaudited)

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation/ Amortisation Method	Date of Capitalisation	Cost $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2022	Depreciation for the year	As on 31st Dec 2023	
Equipment										
	Pump, Vigor (for brewing)	1	7	SLM	06/01/15	2,097	2,097	-	2,097	-
	Reverse Osmosis	1	7	SLM	06/01/15	4,949	4,949	-	4,949	-
	Kettle (tea brew)	1	7	SLM	06/01/15	11,099	11,099	-	11,099	-
	Dishwasher (CEMCMA 180SB)	1	5	SLM	06/01/15	7,446	7,446	-	7,446	-
	Dishwasher (CEMCMA 180 undercounter)	1	5	SLM	06/01/15	5,530	5,530	-	5,530	-
	Refrigerator (2) Maximum	1	5	SLM	07/01/15	8,509	8,509	-	8,509	-
	Fermenters - 210 Gallon (2)	1	7	SLM	08/01/15	27,549	27,549	-	27,549	-
	Mixing Tank - 490 Gallon (3)	1	7	SLM	08/01/15	60,629	60,629	-	60,629	-
	Pre-Pressure Booster Pump	1	7	SLM	09/01/15	2,500	2,500	-	2,500	-
	Pump, Vigor (for brewing)	1	7	SLM	01/01/16	3,320	3,320	-	3,320	-
	Fermenters - 58" OD 269 gallon (5)	1	7	SLM	01/01/16	35,850	35,850	-	35,850	-
	Brite Tank - 1,200 Gallon (7)	1	7	SLM	01/01/16	194,025	194,025	-	194,025	-
	Kettle - 80 Gallon (jacketed)	1	7	SLM	03/01/16	14,403	14,231	171	14,403	-
	Bottling Line #1 & Labeler	1	7	SLM	04/01/16	160,464	156,643	3,821	160,464	-
	Screw Cap machine (stand alone)	1	7	SLM	04/01/16	7,172	7,002	171	7,172	-
	Dell Server Hardware (R620 & R720)	1	5	SLM	04/01/16	6,400	6,400	-	6,400	-
	Pre-Pressure Booster Pump	1	5	SLM	05/01/16	1,744	1,744	-	1,744	-
	Paint Sprayer - Titan / Speedflo Hdra-Pro IV	1	5	SLM	05/01/16	3,500	3,500	-	3,500	-
	Heat Exchanger (for brewing)	1	7	SLM	05/01/16	2,996	2,889	107	2,996	-
	Generators (2)	1	5	SLM	07/01/16	47,235	47,235	-	47,235	-
	Telephone System (IP500 V2)	1	5	SLM	08/01/16	6,330	6,330	-	6,330	-
	Telephone System (IP500 V2)	1	5	SLM	08/01/16	4,076	4,076	-	4,076	-
	Timeclock - biometric	1	5	SLM	09/01/16	2,559	2,559	-	2,559	-
	Freezer Horizon Series	1	5	SLM	09/01/16	6,051	6,051	-	6,051	-
	Fermenters - 58" OD 269 gallon (10) - 50%	1	7	SLM	09/01/16	30,000	27,143	2,500	29,643	357
	Fermenters - 58" OD 269 gallon (10) - 50%	1	5	SLM	09/01/16	30,000	30,000	-	30,000	-
	Timeclock - biometric	1	5	SLM	10/01/16	2,559	2,559	-	2,559	-
	Compressor & Dryer - Ingersoll Rand 10 HP	1	5	SLM	11/01/16	4,685	4,685	-	4,685	-
	Sink, Drain boards, sprayer (clean room)	1	5	SLM	12/01/16	3,054	3,054	-	3,054	-
	Electric Steam Kettle	1	5	SLM	12/01/16	29,963	29,963	-	29,963	-
	Racking Arms (6) for Brite Tanks	1	5	SLM	01/01/17	5,700	5,700	-	5,700	-
	Tank Piping (hoses)	1	5	SLM	01/01/17	31,914	31,914	-	31,914	-
	Tank Controls	1	5	SLM	01/01/17	3,050	3,050	-	3,050	-
	Tank Controls (chiller to tanks)	1	5	SLM	01/01/17	7,378	7,378	-	7,378	-
	Pump, Grundfos (glycol for tanks from chiller	1	5	SLM	01/01/17	8,028	8,028	-	8,028	-
	Centrifuge Separator Clarifier	1	5	SLM	01/01/17	128,323	128,323	-	128,323	-
	Reverse Osmosis	1	5	SLM	01/01/17	17,384	17,384	-	17,384	-
	Brite Tank - 1,600 Gallon (10) - 50%	1	7	SLM	01/01/17	149,499	128,142	19,577	147,720	1,780
	Brite Tank - 1,600 Gallon (10) - 50%	1	5	SLM	01/01/17	145,501	145,501	-	145,501	-
	Bottling Line #2; Labeler; Table; Pump, Prog	1	5	SLM	02/01/17	221,850	221,850	-	221,850	-
	Fermenters - 269 Gallon (20) - initial paymen	1	5	SLM	02/01/17	120,000	120,000	-	120,000	-
	Fermenters - 269 Gallon (20) - final payment	1	5	SLM	03/27/17	5,700	5,700	-	5,700	-
	2 Remote Air Cooled Condensing Units	1	5	SLM	01/11/17	52,000	52,000	-	52,000	-
	2 Vigor Pumps	1	5	SLM	01/12/17	8,335	8,335	-	8,335	-
	Light Fixtures with Racking	1	5	SLM	01/31/17	4,000	4,000	-	4,000	-
	6601 - Fan Filter Units Clean Room	1	5	SLM	02/24/17	6,452	6,452	-	6,452	-
	Brite Tank - 4,300 Gallons (10)	1	5	SLM	03/28/17	488,780	488,780	-	488,780	-
	Racking for Exterior Cooler	1	5	SLM	03/30/17	8,076	8,076	-	8,076	-
	CIP - Clean-in-Place 3 Tank (includes boiler)	1	5	SLM	04/09/17	199,019	199,019	-	199,019	-
	Fermenters - 10	1	5	SLM	04/14/17	65,900	65,900	-	65,900	-
	Outdoor Cooler Expansion	1	5	SLM	06/15/17	91,373	91,373	-	91,373	-
	Chiller - 120T	1	5	SLM	06/27/17	296,435	296,435	-	296,435	-
	Stretch Wrapper - Lantech Q300	1	5	SLM	06/29/17	13,251	13,251	-	13,251	-
	Used Snorkel 19' Scissor Lift Model S1930	1	5	SLM	07/13/17	6,076	6,076	-	6,076	-
	Tank Hoses & Fittings	1	5	SLM	07/18/17	13,035	13,035	-	13,035	-
	Polypro Tank	1	5	SLM	07/31/17	2,623	2,623	-	2,623	-
	Berlin 750ml Bottle Sample Tool	1	5	SLM	07/31/17	5,000	5,000	-	5,000	-
	Torque Equipment	1	5	SLM	08/03/17	2,998	2,998	-	2,998	-
	Fittings for Tank Install	1	5	SLM	08/23/17	4,139	4,139	-	4,139	-
	Pallet Jack	1	5	SLM	09/13/17	3,583	3,583	-	3,583	-
	Hinged Tank Cover 2X	1	5	SLM	10/01/17	5,000	5,000	-	5,000	-
	Tradeshow Booth	1	5	SLM	10/03/17	34,101	34,101	-	34,101	-
	DVR for Security Cameras	1	5	SLM	10/04/17	3,847	3,847	-	3,847	-
	Server Equipment	1	5	SLM	10/06/17	5,195	5,195	-	5,195	-
	Card Access Equipment	1	5	SLM	10/11/17	29,951	29,951	-	29,951	-
	8 Tap Kegerator	1	5	SLM	11/06/17	3,567	3,567	-	3,567	-
	Alcolyzer	1	5	SLM	12/15/17	19,520	19,520	-	19,520	-
	Cooler Racking	1	5	SLM	12/29/17	76,185	76,185	-	76,185	-
	4500M Calibration Meter Alcolyzer pt. 2	1	5	SLM	01/31/18	19,446	19,122	324	19,446	-
	Load Hog Loadhog 6'	1	5	SLM	02/01/18	25,667	25,239	428	25,667	-
	Mold Cost for 16oz Plastic Bottles (V1307)	1	3	SLM	02/01/18	14,000	14,000	-	14,000	-
	Bottling Line Retro (V1289)	1	5	SLM	04/01/18	17,775	16,886	889	17,775	-
	True Reach-in Glass Door Regrigerator	1	5	SLM	04/20/18	4,730	4,493	236	4,730	-
	Float Meter for Brewing	1	5	SLM	05/04/18	3,857	3,600	257	3,857	-
	Crown Capper - 750 ML (2)	1	5	SLM	05/11/18	2,022	1,887	135	2,022	-
	Electric Pallet Lift	1	5	SLM	05/12/18	3,336	3,113	222	3,336	-
	Mold Cost for 12oz Bottles (V1307)	1	3	SLM	06/06/18	2,500	2,500	-	2,500	-

Boiler	1	5	SLM	08/01/18	72,788	64,296	8,492	72,788	-
12oz Mold Cast	1	3	SLM	08/01/18	7,217	7,217	-	7,217	-
Cork and Cage Mold	1	3	SLM	08/09/18	9,480	9,480	-	9,480	-
Spirax Sarco G Series Duplex Packaged Conc	1	5	SLM	08/15/18	5,013	4,429	585	5,013	-
Heat Exchanger (for brewing)	1	5	SLM	08/17/18	131,082	115,789	15,293	131,082	-
Boiler Upgrade	1	5	SLM	03/01/19	59,380	45,525	11,876	57,401	1,979
Steam Kettle	1	5	SLM	03/01/19	53,188	40,777	10,638	51,415	1,773
Cork/Cage Machine	1	5	SLM	04/05/19	100,822	75,617	20,164	95,781	5,041
Cork/Cage Machine - Freight	1	5	SLM	04/05/19	2,500	1,875	500	2,375	125
Bottling Line Pump	1	5	SLM	07/08/19	9,722	6,805	1,944	8,749	972
Boiler Phase 2	1	5	SLM	06/25/19	6,533	4,573	1,307	5,880	653
Canning Line #1	1	5	SLM	07/29/19	144,631	98,831	28,926	127,757	16,874
Stainless Steel RO Tank	1	5	SLM	10/07/19	8,295	5,392	1,659	7,051	1,244
Bottling Line Pump 2	1	5	SLM	10/21/19	6,639	4,205	1,328	5,533	1,107
RO Water Pump	1	5	SLM	01/10/20	13,861	8,316	2,772	11,089	2,772
Warehouse Cooler Expansion	1	5	SLM	01/06/20	33,728	20,237	6,746	26,983	6,746
Canning Machine	1	5	SLM	01/02/20	23,584	14,151	4,717	18,868	4,717
Steam Tea Kettle	1	5	SLM	03/30/20	14,354	7,895	2,871	10,766	3,589
Accumulation Table - Bottling	1	5	SLM	09/01/20	15,066	7,031	3,013	10,044	5,022
Bottle Depalletizer	1	5	SLM	10/21/20	1,004	435	201	636	368
Box Conveyor	1	5	SLM	04/08/21	6,276	2,092	1,255	3,347	2,929
Replacement Pump for Bottling Line #1 - Pak	1	5	SLM	10/11/21	5,199	1,213	1,040	2,253	2,946
Case Taper for Bottle Line	1	5	SLM	01/04/22	7,373	1,475	1,475	2,949	4,424
DuraCode Touch Screen Printer	1	5	SLM	01/05/22	9,350	1,870	1,870	3,740	5,610
Cask Brewing Systems Can Pre-Rinser	1	5	SLM	01/05/22	6,250	1,250	1,250	2,500	3,750
Wrap around labeling system PL-501	1	5	SLM	03/17/22	24,301	4,050	4,860	8,911	15,391
Cask Canning Line #2	1	5	SLM	05/18/22	147,887	19,718	29,577	49,296	98,591
DP Air Corp Compressor Scroll	1	5	SLM	07/01/22	13,801	2,760	2,760	5,520	8,281
Total Equipment					**4,052,120**	**3,659,124**	**195,957**	**3,855,081**	**197,039**
Building Improvements									
Structure - Concrete/Floors/Wall	1	5	SLM	01/01/17	701,094	701,094	-	701,094	-
HVAC	1	5	SLM	01/01/17	102,290	102,290	-	102,290	-
Plumbing	1	5	SLM	01/01/17	93,412	93,412	-	93,412	-
Electrical	1	5	SLM	01/01/17	55,141	55,141	-	55,141	-
Fire Sprinklers/Security System	1	5	SLM	01/01/17	14,492	14,492	-	14,492	-
Clean Room & Air Shower - Justin Drive	1	5	SLM	01/01/17	73,954	73,954	-	73,954	-
Exterior Cooler - Justin Drive	1	5	SLM	03/01/17	250,997	250,997	-	250,997	-
Interior Cooler - Justin Drive	1	5	SLM	01/01/17	91,597	91,597	-	91,597	-
Direct Labor, Benefits, & Employer Taxes for Self-Construction of Justin Drive	1	5	SLM	01/01/17	321,191	321,191	-	321,191	-
Other	1	5	SLM	01/01/17	157,914	157,914	-	157,914	-
Fire Alarm & Monitoring Equipment	1	5	SLM	01/13/17	4,268	4,268	-	4,268	-
Dry Pipe Valve	1	5	SLM	01/21/17	14,221	14,221	-	14,221	-
Fire Sprinklers - 2017 Additions	1	5	SLM	05/01/17	3,500	3,500	-	3,500	-
Fermentation Room Improvements	1	5	SLM	05/05/17	4,596	4,596	-	4,596	-
Koroseal Wall Talkers	1	5	SLM	06/05/17	8,477	8,477	-	8,477	-
Stapp Drywall, Inc.	1	5	SLM	07/22/17	1,800	1,800	-	1,800	-
Fermenter Doors and Rollup/Contact Doors	1	5	SLM	08/01/17	4,198	4,198	-	4,198	-
30 Gauge Wire for Exterior Cooler	1	5	SLM	08/30/17	3,203	3,203	-	3,203	-
Electrical Engineering Services for Building	1	5	SLM	09/01/17	6,750	6,750	-	6,750	-
Leasehold Improvements	1	5	SLM	10/26/17	3,027	3,027	-	3,027	-
Refrigerated Warehouse Addition	1	5	SLM	11/14/17	52,500	52,500	-	52,500	-
Drywall for Lower Level of Building	1	5	SLM	11/30/17	8,400	8,400	-	8,400	-
Custom Cooler Expansion	1	5	SLM	12/31/17	107,183	107,183	-	107,183	-
Fire Sprinkler Expansion	1	5	SLM	03/12/18	12,075	11,673	403	12,075	-
Security System	1	5	SLM	06/01/18	5,926	5,432	494	5,926	-
Additional Security System Items	1	5	SLM	08/30/18	2,845	2,466	379	2,845	-
APS Electrical Upgrade	1	5	SLM	02/04/19	156,613	122,680	31,323	154,002	2,610
HVAC Production Area	1	5	SLM	03/01/19	6,125	4,696	1,225	5,921	204
1st Floor Reconditioning	1	5	SLM	07/01/19	6,677	4,674	1,335	6,009	668
Total Building Improvements					**2,274,467**	**2,235,826**	**35,159**	**2,270,985**	**3,482**
Computer/Software/Telephone									
Dell Server		5	SLM	01/23/17	4,648	4,648	-	4,648	-
Orchestra Software		3	SLM	04/21/17	123,605	123,605	-	123,605	-
Dell Power Edge R430		3	SLM	04/28/17	7,135	7,135	-	7,135	-
Backup Server		5	SLM	07/02/19	1,989	1,392	398	1,790	199
Total Computer/Software/Telephone					**137,376**	**136,780**	**398**	**137,178**	**199**
Vehicles and Mobile Equipments									
Forklift - Nissan		5	SLM	01/01/16	8,123	8,123	-	8,123	-
Forklift		5	SLM	03/01/16	22,210	22,210	-	22,210	-
Boom lift 30'-33' articulating boom		5	SLM	04/01/16	12,139	12,139	-	12,139	-
2017 Ford Transit Van		5	SLM	12/01/16	69,737	69,737	-	69,737	-
VW Bus Purchase		5	SLM	02/08/18	15,599	15,339	260	15,599	-
Total Vehicles and Mobile Equipments					**127,807**	**127,547**	**260**	**127,807**	**-**
Lease Asset - (Right to Use)									
AMPAC Case Erector & Sealer		5	SLM	01/01/21	52,198	31,319	10,440	41,759	10,440
Total Lease Asset - (Right to Use)					**52,198**	**31,319**	**10,440**	**41,759**	**10,440**
TOTAL FIXED ASSET					6,643,968	6,190,595	242,213	6,432,808	211,160

See Independent Accountant's Review Report 5

GOOD OMEN BOTTLING, LLC, DBA WILD TONIC

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2021	34,227,087	(33,699,223)	527,864
Common stock/Additional Paid in Capital	-	-	-
Other Adjustment (For Finance Fee & Accumulated Dep)		(126,920)	(126,920)
Less: Net Profit/(Loss)		(3,548,665)	(3,548,665)
Balance at December 31, 2022	**34,227,087**	**(37,374,808)**	**(3,147,721)**
Additional Paid in Capital/(Capital Distribution)	500,000	-	500,000
Other Adjustment		-	-
Less: Net Profit/(Loss)	-	(3,080,354)	(3,080,354)
Balance at December 31, 2023	$ **34,727,087**	$ **(40,455,161)**	$ **(5,728,074)**

See Independent Accountant's Review Report

GOOD OMEN BOTTLING, LLC, DBA WILD TONIC

Statements of Cash Flows (Unaudited)

| | December 31, | |
	2023	**2022**
Operating activities		
Net income	(3,080,354)	(3,548,665)
Depreciation	242,213	493,026
Decrease/(Increase) in Accounts Recievable	184,937	288,305
Decrease/(Increase) in Inventory	763,134	193,030
Decrease/(Increase) in Other Current Asset	166,731	9,196
(Decrease)/Increase in Accounts Payable	28,460	370,562
(Decrease)/Increase in Other Current Liabilities	(68,098)	82,206
Net cash Generated/(used) by operating activities	**(1,762,976)**	**(2,112,341)**
Investing activities		
Property and equipment	-	(205,569)
Net cash used in investing activities	-	(205,569)
Financing activities		
Net Proceeds from loan	1,295,892	1,107,914
Net Proceeds from capital contribution/(distribution)	500,000	475,289
Net cash from financing activities	**1,795,892**	**1,583,203**
Net (decrease) increase in cash and cash equivalents	32,916	(734,707)
Cash and cash equivalents at beginning of year	15,488	750,195
Cash and cash equivalents at end of year	**$ 48,404**	**$ 15,488**

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
GOOD OMEN BOTTLING, LLC, DBA WILD TONIC ("the Company") Organized in 2015 as an LLC in Arizona, The Company is a beverage manufacturer located in Cottonwood, AZ that brews, bottles, and cans both non-alcohol and alcohol beverages under the brand name Wild Tonic. The tea-based beverages use honey as opposed to sugar which distinguishes the brand from traditional beverages in the marketplace.
Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid- month convention method over the estimated useful life of the assets, which for equipment is between 5 to 7 Years and computer and software 3 to 5 Years.

Repairs and maintenance performed on equipment or software are expensed as incurred.,

Cash and Cash Equivalents
Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions and Balances

Particulars	2023	2022
a) Rent paid to Layman AZ Holdings	108,000	108,000
b) Related Party Notes Payable Outstanding		
Holly Skaggs	1,071,077	615,713
Lyman AZ Holdings	233,950	125,950
d) Compensation to officers	26,316	200,627

Interest expense @6% PA on the Related Party Notes (i.e Approx $78,300 and $44,500 for the year 2023 and 2022 respectively) has not been accrued. As, related party has agreed for waiver of the claim of Interest on Related Party Notes Payable for the year 2023 and 2022.

3. Income Tax

The company has elected to file tax as an S Corp, prior losses are passed to shareholders hence Income tax expenses/Income is not provided for/accrued.

4. Going Concern

The Company is actively pursuing financing alternatives to continue operations. The Company has also taken steps to reduce the cost of goods sold (seeking lower cost material and packaging costs) and reduced operating expenses by eliminating non-critical services/activities.

5. Commitments and Contingencies
As of the date of issuance of financials, Mar 11, 2024, the company has no commitments or contingencies.

6. Subsequent Events
Management has evaluated subsequent events through Mar 11, 2024, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.